UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                            COLD METAL PRODUCTS, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    192861102
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                              CUSIP NO. 192861102


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quaker Capital Management Corporation
      --------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)
                                                                      ---
                                                                  (b)  X
                                                                      ---
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
           ------------

   NUMBER OF            5  SOLE VOTING POWER                     0
    SHARES
  BENEFICIALLY          6  SHARED VOTING POWER             406,400
   OWNED BY
      EACH              7  SOLE DISPOSITIVE POWER                0
   REPORTING
     PERSON             8  SHARED DISPOSITIVE POWER        406,400
      WITH

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            406,400
            -------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES
            ----

      The Reporting Person disclaims beneficial ownership of 406,400 shares owned by its clients.

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.76%
            -----

12    TYPE OF REPORTING PERSON*

             IA
            ----

                               Page 2 of 4 Pages

                                 SCHEDULE 13G
                              CUSIP NO. 192861102

            This constitutes Amendment No. 3 to the Schedule 13G of Quaker Capital Management Corporation filed with the Securities and Exchange Commission on February 15, 1996 relating to the Common Stock of Cold Metal Products, Inc., as amended by Amendment No. 1 filed with the Commission on February 11, 1997 and Amendment No. 2 filed with the Commission on February 12, 1998(the "Schedule 13G").

Item 4 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

Item 4.   Ownership
          ---------

          (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 406,400 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

          (b) The shares covered by this report represent 5.76% of the Common Stock of the Issuer.

          (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person shares voting and dispositive power over the 406,400 shares owned by its clients and held in accounts over which it has discretionary authority.


                               Page 3 of 4 Pages

                                 SCHEDULE 13G
                              CUSIP NO. 192861102



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              QUAKER CAPITAL MANAGEMENT CORPORATION



                                          February 14, 1999
                                          -----------------------------
                                                      Date


                                          /s/ Mark G. Schoeppner
                                          -----------------------------
                                                    Signature


                                          Mark G. Schoeppner, President
                                          -----------------------------
                                                    Name/Title


                               Page 4 of 4 Pages